EXHIBIT 99.1


FOR IMMEDIATE RELEASE


               CAI WIRELESS SYSTEMS, INC. SIGNS LETTER OF INTENT
                             FOR INTERIM FINANCING


CONTACTS: CAI Wireless:       James P. Ashman, CFO
                              (518) 462-2632

          Media:              Anne B. Inman, APR or Lori Bookbinder
                              LevLane Public Relations
                              (610) 667-7313
                              ainman@comcastpc.com

          Investor Relations: Jason Thompson
                              Lippert/Heilshorn & Associates
                              212-838-3777



Albany, NY (March 6, 1997) - CAI Wireless Systems, Inc. (NASDAQ: CAWS) ("CAI")

announced today that it has signed a letter of intent for up to $30 million of financing.  CAI intends to use the proceeds for capital expenditures associated with CAI's development of its MMDS spectrum, for working capital and for general corporate purposes.

      The credit facility includes a $25 million 2-year term loan bearing interest at 13%, and a $5 million 2-year revolving loan bearing interest at prime plus 4.75%.  As additional consideration for the loans, the lenders will receive either a convertible note for $1.5 million, or $2 million in CAI common stock, at their election, at a market-based price to be determined on the date of issuance.  The loans are subject to various fees and will be secured by assets of CAI and a pledge of the stock of its subsidiaries, but does not include a pledge of CAI's interest in CS Wireless Systems, Inc., an MMDS operator with markets located primarily in the southwestern region of the country.  Consummation of the loans is subject to negotiation of definitive documentation, receipt of certain consent and usual and customary closing conditions.

                                   - more -






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CAI, Page 2

      The lenders include Canyon Capital Management, L.P., a Los Angeles-based investment advisor, and its affiliates and managed accounts, and Foothill

Capital Corporation, a Los Angeles-based financial institution.

      A leading developer of wireless communications technology utilizing

Multichannel Multipoint Distribution Services ("MMDS") spectrum, and one of the nation's largest MMDS video services operators, CAI is also currently testing high-speed Internet access service in New York City and Rochester, NY, and has received permanent authority for two-way services for 16 customer locations in

Boston using 5 of its MMDS channels.  CAI, based in Albany, NY, operates six analog-based MMDS video systems in New York City, Rochester and Albany, NY;

Philadelphia, PA; Washington, D.C., and Norfolk/Virginia Beach, VA.  CAI also has a portfolio of MMDS channel rights in eight additional markets, including

Long Island, Buffalo and Syracuse, NY; Providence, RI; Hartford, CT; Boston,

MA; Baltimore, MD, and Pittsburgh, PA.  CAI also owns approximately 52% of CS

Wireless Systems, Inc..


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